Exhibit 99.1

Enlivex Announces $400,000,000 Private Placement

Nes-Ziona, Israel, July 28, 2026 (GLOBE NEWSWIRE) -- Enlivex Ltd. (Nasdaq: ENLV, “Enlivex” or “the Company”), a quality longevity company powered by a prediction markets treasury, today announced that it has entered into a securities purchase agreement with a single institutional investor with respect to the private placement of $400,000,000 of ordinary shares (or ordinary share equivalents in lieu thereof) at a price of $5.00 per share for subscription amounts funded in U.S. dollars, USDT or USD Coin and $6.00 per share for subscription amounts funded in RAIN tokens, the $5.00 price representing a premium of 17.4% and the $6.00 price representing a premium of 40.8%, in each case to the closing price of the ordinary shares on July 27, 2026, for expected aggregate gross proceeds of approximately $400,000,000 (funded in U.S. dollars, USDT, USD Coin, RAIN tokens or a combination thereof), before deducting offering expenses (the “Transaction”). The investor has elected to fund the purchase price using RAIN tokens, which election may be changed at any time prior to closing. Enlivex intends to use net proceeds from the private placement in furtherance of its treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum, while continuing to advance Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging, with a primary focus on age-related osteoarthritis.

The securities purchase agreement also provides the Company with the right, but not the obligation, exercisable in its sole discretion at any time and from time to time during the 36-month period following the closing of the Transaction, to require the investor in the Transaction to purchase up to an additional $400,000,000 of ordinary shares (or ordinary share equivalents in lieu thereof) on the same pricing terms described above. The Company has no obligation to exercise this right, and the investor has no right to require the Company to do so.

The closing of the Transaction is subject to approval by the Company’s shareholders of the issuance of the securities and the ordinary shares issuable pursuant to the Company’s put right described above for purposes of Nasdaq Listing Rules 5635(a) and 5635(b) and Section 274 of the Israeli Companies Law. The Company expects to consummate the Transaction promptly following receipt of such shareholder approval.

Greenberg Traurig P.A. and FISCHER (FBC & Co.) serve as legal counsels to Enlivex.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT ENLIVEX

Enlivex is a quality longevity company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging, with a primary focus on age-related osteoarthritis. In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the anticipated benefits and timing of the completion of the proposed Transaction and related transactions and the intended use of proceeds from the Transaction; the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs.

Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Transaction and the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivex.com